UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Bed Bath & Beyond Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

075896100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,224,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,224,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,224,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.35%
14	TYPE OF REPORTING PERSON

PN

* Includes 449,000 Shares underlying long call options currently exercisable

2

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		217,955*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

217,955*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

217,955*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 26,000 Shares underlying long call options currently exercisable

3

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. XII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,515,002*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,515,002*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,515,002*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.20%
14	TYPE OF REPORTING PERSON

PN

* Includes 100,000 Shares underlying long call options currently exercisable

4

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,957,512*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,957,512*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,957,512*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.73%
14	TYPE OF REPORTING PERSON

OO

* Includes 575,000 Shares underlying long call options currently exercisable

5

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,957,512*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,957,512*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,957,512*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.73%
14	TYPE OF REPORTING PERSON

IA

* Includes 575,000 Shares underlying long call options currently exercisable

6

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,957,712*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,957,712*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,957,712*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.73%
14	TYPE OF REPORTING PERSON

OO

* Includes 575,000 Shares underlying long call options currently exercisable

7

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,957,712*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,957,712*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,957,712**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.73%
14	TYPE OF REPORTING PERSON

IN

* Includes 575,000 Shares underlying long call options currently exercisable

8

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,957,712*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,957,712*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,957,712*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.73%
14	TYPE OF REPORTING PERSON

IN

* Includes 575,000 Shares underlying long call options currently exercisable

9

CUSIP No. 075896100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners Special XII and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 3,775,555 Shares owned directly by Legion Partners I is approximately $47,779,532, including brokerage commissions. The aggregate purchase price of the 449,000 Shares underlying certain call options owned directly by Legion Partners I is approximately $857,764, including brokerage commissions. The aggregate purchase price of the 191,955 Shares owned directly by Legion Partners II is approximately $2,721,871, including brokerage commissions. The aggregate purchase price of the 26,000 Shares underlying certain call options owned directly by Legion Partners II is approximately $49,670, including brokerage commissions. The aggregate purchase price of the 1,415,002 Shares owned directly by Legion Partners Special XII is approximately $16,233,616, including brokerage commissions. The aggregate purchase price of the 100,000 Shares underlying certain call options owned directly by Legion Partners Special XII is approximately $191,039, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,967, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are encouraged by the Issuer’s improved governance and strategy driven by a substantially new management team and Board.  The stock sales reported in this Amendment No. 1 were undertaken as a result of the Reporting Persons’ obligations to rebalance their portfolios and do not reflect a change in optimism about the Issuer’s prospects.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 126,008,219 Shares outstanding as of August 29, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 1, 2020.

10

CUSIP No. 075896100

A.	Legion Partners I
(a)	As of the close of business on October 30, 2020, Legion Partners I beneficially owned 4,224,555 Shares, including 449,000 Shares underlying long call options.

Percentage: Approximately 3.35%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,224,555
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,224,555

(c)	The transactions in the Shares by Legion Partners I during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on October 30, 2020, Legion Partners II beneficially owned 217,955 Shares, including 26,000 Shares underlying long call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 217,955
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 217,955

(c)	The transactions in the Shares by Legion Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.       Legion Partners Special XII

(a)	As of the close of business on October 30, 2020, Legion Partners Special XII beneficially owned directly 1,515,002 Shares, including 100,000 Shares underlying long call options.

Percentage: Approximately 1.20%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,515,002
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,515,002

(c)	The transactions in the Shares by Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP No. 075896100

D.	Legion LLC

(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion LLC may be deemed the beneficial owner of the (i) 4,224,555 Shares beneficially owned by Legion Partners I, including 449,000 Shares underlying long call options, (ii) 217,955 Shares beneficially owned by Legion Partners II, including 26,000 Shares underlying long call options and (iii) 1,515,002 Shares beneficially owned by Legion Partners Special XII, including 100,000 Shares underlying long call options.

Percentage: Approximately 4.73%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,957,512
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,957,512

(c)	Legion LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special XII, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 4,224,555 Shares beneficially owned by Legion Partners I, including 449,000 Shares underlying long call options, (ii) 217,955 Shares beneficially owned by Legion Partners II, including 26,000 Shares underlying long call options and (iii) 1,515,002 Shares beneficially owned by Legion Partners Special XII, including 100,000 Shares underlying long call options.

Percentage: Approximately 4.73%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,957,512
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,957,512

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 075896100

F.	Legion Partners Holdings
(a)	As of the close of business on October 30, 2020, Legion Partners Holdings beneficially owned 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 4,224,555 Shares beneficially owned by Legion Partners I, including 449,000 Shares underlying long call options, (ii) 217,955 Shares beneficially owned by Legion Partners II, including 26,000 Shares underlying long call options and (iii) 1,515,002 Shares beneficially owned by Legion Partners Special XII, including 100,000 Shares underlying long call options.

Percentage: Approximately 4.73%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,957,712
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,957,712

(c)	Legion Partners Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 4,224,555 Shares beneficially owned by Legion Partners I, including 449,000 Shares underlying long call options (ii) 217,955 Shares beneficially owned by Legion Partners II, including 26,000 Shares underlying long call options, (iii) 1,515,002 Shares beneficially owned by Legion Partners Special XII, including 100,000 Shares underlying long call options and (iv) 200 Shares beneficially owned by Legion Partners Holdings.

Percentage: Approximately 4.73%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,957,712
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,957,712

(c)	Neither Mr. Kiper nor Mr. White has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Special XII during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

13

CUSIP No. 075896100

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)       The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer as of October 28, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Each of Legion Partners I, Legion Partners II and Legion Partners Special XII purchased in the over the counter market American-style call options referencing an aggregate of 449,000 Shares, 26,000 Shares and 100,000 Shares, respectively, which are currently exercisable, have an exercise price of $10.00 per Share and expire on January 21, 2022.

Legion Partners I has sold short in over the counter market American-style call options referencing an aggregate of 437,000 Shares, which have an exercise price of $26.00 and expire on November 20, 2020. Legion Partners I has also sold short in over the counter market American-style call options referencing an aggregate of 343,200 Shares, which have an exercise price of $23.00 and expire on December 18, 2020. Legion Partners I has also sold short in over the counter market American-style call options referencing an aggregate of 449,000 Shares, which have an exercise price of $30.00 and expire on January 21, 2022.

Legion Partners II has sold short in over the counter market American-style call options referencing an aggregate of 22,600 Shares, which have an exercise price of $26.00 and expire on November 20, 2020. Legion Partners II has also sold short in over the counter market American-style call options referencing an aggregate of 17,400 Shares, which have an exercise price of $23.00 and expire on December 18, 2020. Legion Partners II has also sold short in over the counter market American-style call options referencing an aggregate of 26,000 Shares, which have an exercise price of $30.00 and expire on January 21, 2022.

Legion Partners Special XII has sold short in over the counter market American-style call options referencing an aggregate of 156,700 Shares, which have an exercise price of $26.00 and expire on November 20, 2020. Legion Partners Special XII has also sold short in over the counter market American-style call options referencing an aggregate of 129,400 Shares, which have an exercise price of $23.00 and expire on December 18, 2020. Legion Partners Special XII has also sold short in over the counter market American-style call options referencing an aggregate of 100,000 Shares, which have an exercise price of $30.00 and expire on January 21, 2022.

14

CUSIP No. 075896100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2020

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. XII

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

15

CUSIP No. 075896100

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Christopher S. Kiper
Raymond T. White

16

CUSIP No. 075896100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

Legion Partners, L.P. I

Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(78)	$4.2750	10/01/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(1,912)	$4.3439	10/02/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(1,463)	$4.5663	10/05/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(168)	$4.4220	10/06/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(582)	$4.3510	10/07/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(287)	$4.3000	10/08/2020
Short Sale of October 2020 Call Option ($26.00 Strike Price)[2]	(2,139)	$0.5056	10/19/2020
Short Sale of October 2020 Call Option ($26.00 Strike Price)[2]	(1,939)	$0.5044	10/20/2020
Sale of Common Stock	(135,157)	$25.3449	10/22/2020
Sale of Common Stock	(77,577)	$25.2897	10/23/2020
Sale of Common Stock	(22,703)	$25.3286	10/26/2020
Purchase of November 2020 Put Options ($23.00 Strike Price)[3]	4,370	$1.5436	10/27/2020
Short Sale of November 2020 Call Options ($26.00 Strike Price)[4]	(4,370)	$1.2044	10/27/2020
Sale of Common Stock	(11,985)	$24.8381	10/27/2020
Sale of November 2020 Put Options ($23.00 Strike Price)[5]	(4,370)	$2.7788	10/28/2020
Sale of January 2021 Call Options ($12.50 Strike Price)[6]	(4,490)	$8.7544	10/28/2020
Short Sale of December 2020 Call Options ($23.00 Strike Price)[7]	(3,432)	$1.6346	10/28/2020

CUSIP No. 075896100

Legion Partners, L.P. II

Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(5)	$4.2750	10/01/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(111)	$4.3439	10/02/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(85)	$4.5663	10/05/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(10)	$4.4220	10/06/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(34)	$4.3510	10/07/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(15)	$4.3000	10/08/2020
Short Sale of October 2020 Call Option ($26.00 Strike Price)[2]	(110)	$0.5056	10/19/2020
Short Sale of October 2020 Call Option ($26.00 Strike Price)[2]	(100)	$0.5044	10/20/2020
Sale of Common Stock	(6,973)	$25.3449	10/22/2020
Sale of Common Stock	(4,002)	$25.2897	10/23/2020
Sale of Common Stock	(1,171)	$25.3286	10/26/2020
Purchase of November 2020 Put Options ($23.00 Strike Price)[3]	226	$1.5436	10/27/2020
Short Sale of November 2020 Call Options ($26.00 Strike Price)[4]	(226)	$1.2044	10/27/2020
Sale of Common Stock	(618)	$24.8381	10/27/2020
Sale of November 2020 Put Options ($23.00 Strike Price)[5]	(226)	$2.7788	10/28/2020
Sale of January 2021 Call Options ($12.50 Strike Price)[6]	(260)	$8.7544	10/28/2020
Short Sale of December 2020 Call Options ($23.00 Strike Price)[7]	(174)	$1.6346	10/28/2020

CUSIP No. 075896100

LEGION PARTNERS SPECIAL OPPORTUNITIES, L.P. XII

Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(17)	$4.2750	10/01/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(426)	$4.3439	10/02/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(326)	$4.5663	10/05/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(37)	$4.4220	10/06/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(129)	$4.3510	10/07/2020
Short Sale of January 2022 Call Option ($30.00 Strike Price)[1]	(65)	$4.3000	10/08/2020
Short Sale of October 2020 Call Option ($26.00 Strike Price)[2]	(767)	$0.5056	10/19/2020
Short Sale of October 2020 Call Option ($26.00 Strike Price)[2]	(695)	$0.5044	10/20/2020
Sale of Common Stock	(48,470)	$25.3449	10/22/2020
Sale of Common Stock	(27,821)	$25.2897	10/23/2020
Sale of Common Stock	(8,142)	$25.3286	10/26/2020
Purchase of November 2020 Put Options ($23.00 Strike Price)[3]	1,567	$1.5436	10/27/2020
Short Sale of November 2020 Call Options ($26.00 Strike Price)[4]	(1,567)	$1.2044	10/27/2020
Sale of Common Stock	(4,298)	$24.8381	10/27/2020
Sale of November 2020 Put Options ($23.00 Strike Price)[5]	(1,567)	$2.7788	10/28/2020
Sale of January 2021 Call Options ($12.50 Strike Price)[6]	(1,000)	$8.7544	10/28/2020
Short Sale of December 2020 Call Options ($23.00 Strike Price)[7]	(1,294)	$1.6346	10/28/2020

CUSIP No. 075896100

1 Represents American-style call option sold short in the over-the-counter market with an expiration date of January 21, 2022.

2 Represents American-style call option sold short in the over-the-counter market with an expiration date of October 23, 2020 which have since expired.

3 Represents American-style put option purchased in the over-the-counter market with an expiration date of November 20, 2020.

4 Represents American-style call option sold short in the over-the-counter market with an expiration date of November 20, 2020.

5 Represents American-style put option sold in the over-the-counter market with an expiration date of November 20, 2020.

6 Represents American-style call option sold in the over-the-counter market with an expiration date of January 15, 2021.

7 Represents American-style call option sold short in the over-the-counter market with an expiration date of December 18, 2020.